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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                          KV Pharmaceutical Co / DE /
                          ---------------------------
                               (Name of Issuer)

                                Class B Shares
                                --------------
                        (Title of Class of Securities)

                                   482740107
                                   ---------
                                (CUSIP Number)

                               December 31, 2009
                               -----------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           [ X ]    Rule 13d-1(b)
                           [   ]   Rule 13d-1(c)
                           [   ]   Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.       NAMES OF REPORTING PERSONS

         Parkside Financial Bank & Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)        [ ]
         (b)        [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION



NUMBER OF                   5.       SOLE VOTING POWER
SHARES                               2,234,145
BENEFICIALLY
OWNED BY                    6.       SHARED VOTING POWER
EACH                                 0
REPORTING
PERSON WITH                 7.       SOLE DISPOSITIVE POWER
                                     2,234,145

                            8.       SHARED DISPOSITIVE POWER
                                     0


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,234,145

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)          [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         18.5%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         BK




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ITEM 1.  (a)      Name of Issuer:
                  K-V Pharmaceutical Company


         (b)      Address of Issuer's Principal Executive Offices:
                  One Corporate Woods Drive, Bridgeton, MO 63044


ITEM 2.  (a)      Name of Person Filing:
                  Parkside Financial Bank & Trust


         (b)      Address of Principal Business Offices or, if none,
                  Residence:
                  8112 Maryland Avenue, Suite 101,
                  Clayton, MO 63105


         (c)      Citizenship:
                  US


         (d)      Title of Class of Securities:
                  K-V Pharmaceutical Class B Common Stock


         (e)      CUSIP Number: 482740107


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Section 240.13d-1(b) or Sections 240.13d-2(b) or (c), check whether THE PERSON FILING IS A:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

         (b) [x] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 809-8)

         (e) [ ] An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E) (f) [ ] An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F)
         (g) [ ] A parent holding company or control person, in accordance with Section 240.13d-1(b)(ii)(G)

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

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         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)

         (j) [ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J); (k) [ ] Group, in accordance with
                 Section 240.13d-1(b)(1)(ii)(J)

                 If filing as a non-U.S. institution in accordance with
                 Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

ITEM 4.  OWNERSHIP.

      a. Amount beneficially owned:

         2,234,145

      b. Percent of class 18.5%

      c. Number of shares as to which such person has:

           i. Sole power to vote or to direct the vote 2,234,145

          ii. Shared power to vote or to direct the vote 0

         iii. Sole power to dispose or to direct the disposition of 2,234,145

          iv. Shared power to dispose or to direct the disposition of 0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Parkside Financial Bank & Trust


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effects.

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



                                     [Advisor]

                                     February 10, 2010
                                     ----------------------------------------
                                     Date


                                     /s/ Kelly Richert
                                     ----------------------------------------
                                     Signature

                                     Kelly Richert, Executive Vice President
                                     ----------------------------------------
                                     Name/Title


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